Mail Stop 3010   August 28, 2009

Charles A. Ruys de Perez, General Counsel and Secretary
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Co.
385 East Colorado Blvd.
Pasadena, CA 91101

> **Re: Western Asset Mortgage Capital Corporation**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed August 14, 2009**
> **File No. 333-159962**

Dear Mr. Ruys de Perez:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 1 of our letter dated August 10, 2009. You appear to have limited your prior performance disclosure to programs that primarily invest in your target assets. As previously noted in our prior comment 1, Guide 5 applies to "all other programs, both public and nonpublic, that have invested primarily in real estate, regardless of the investment objectives of the programs." Please provide the appropriate Guide 5 disclosure for any other programs that have invested primarily in real estate. Please also provide the disclosure in the format required by Item 8 and Appendix II of Guide 5.

2.   Please provide us an analysis as to why you believe four of the eight portfolios that
        primarily invest in your target assets do not constitute "programs" to which Guide 5 applies.
        Alternatively, please provide disclosure for these additional portfolios as required by Item 8
        and Appendix II of Guide 5.

3.   Generally, you have not provided adequate explanations as to why you have omitted or
        modified certain of the items for the tables in Appendix II. For example, at a minimum,
        please address the following:

   •   For Table I you have not provided adequate explanations for omission of some of the line
       items as follows:

       •   You have indicated you have no acquisition costs because such costs are
           applicable only to the acquisition of real property, and the real estate funds do not
           hold any real property. Please note that the disclosure required by Table I is not
           limited to "real" property. Please provide applicable or comparable disclosure
           for the acquisition costs of the property held by each fund.

       •   Please tell us why some of the funds have no offering expenses.

       •   We note your response that there is no "length of offering" because the funds are
           offered continuously. Please confirm that the offerings for each fund have no
           termination date.

   •   For Table II, please explain why you have modified the item "Dollar amount of cash
       generated from operations before deducting payments to sponsor."

   •   For Tables I and II for some of the funds you have disclosed negative dollar amounts raised.
       Please explain this disclosure.

       To the extent you provide alternative disclosure, please add a footnote to disclose how the
       line item correlates to the line item requirements of the Table.

4.   We note that for some of the funds, the fees are paid directly by the participants.
        Instruction 4 to Table II requires the disclosure of other fees paid to the sponsor by entities
        other than the program itself. Please revise your disclosure to disclose the fees paid.

5.   We note your response that Table IV is not applicable because Western Asset has not had
        any programs that have completed operations in the most recent five years. We note your
        disclosure on pages 132 and 133 that since December 2004 your Manager has managed
        eight portfolios, but that as of June 30, 2009 your Manager managed six portfolios. Please
        tell us if two of these eight portfolios have completed operations. Please provide the
        disclosure required by Table IV if those programs have completed operations.

6. We note your response that Tables V and VI are not applicable because the real estate funds invest primarily in non-real property real estate assets including non-Agency RMBS, Agency RMBS, CMBS and ABS, in addition to a variety of other security types. Please provide applicable or comparable disclosure.

7. We note your response to comment 2 of our letter. In response to our comment, you have revised your disclosure to state that Western Asset *may be deemed* to be the Company's promoter. Please revise to clearly state that Western Asset is the Company's promoter. Additionally, please identify Legg Mason as your promoter. We note that Legg Mason directly or indirectly took the initiative in founding you. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

There is no assurance that we will be able to obtain any TALF loans, page 44

8. Please update your disclosure to reflect the recent extension to the Term Asset-Backed Securities Loan Facility.

Liability and Indemnification, page 125

9. We note your statement that: "Our Manager maintains a contractual as opposed to a fiduciary relationship with us." Please briefly describe the fiduciary obligations of your officers who are employees of your Manager.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551- 3655 with any other questions.

Sincerely,

Sonia G. Barros
Special Counsel

cc: David J. Goldschmidt, Esq. (*via facsimile*)